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SEC FILE NUMBER
8-13630

ANNUAL REPORTS
FORM X-17A-5
PART III *

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Allianz Life Financial Services, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

5701 Golden Hills Drive
(No. and Street)

Minneapolis (City) MN (State) 55416-1297 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Brent Hipsher
(Name) (Area Code – Telephone Number) (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

45 South Seventh Street #3400 (Address) Minneapolis (City) MN (State) 55402 (Zip Code)

(Date of Registration with PCAOB)(If applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

ALLIANZ LIFE FINANCIAL SERVICES, LLC

Statement of Financial Condition

December 31, 2021

(With Report of Independent Registered Public Accounting Firm Thereon)

OATH OR AFFIRMATION

I, Brent Hipsher, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Allianz Life Financial Services, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

BRENDA R HALLMAN
NOTARY PUBLIC - MINNESOTA
MY COMMISSION EXPIRES 01/31/25

Signature: BH

Title: Chief Financial Officer

Brenda A. Hallman

Notary Public 2-23-2022

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ALLIANZ LIFE FINANCIAL SERVICES, LLC

Table of Contents

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of Allianz Life Financial Services, LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying Statement of Financial Condition of Allianz Life Financial Services, LLC (the "Company") as of December 31, 2021, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 15, 2022

We have served as the Company's auditor since 2018.

PricewaterhouseCoopers LLP, 45 South Seventh Street, Suite 3400, Minneapolis, MN 55402
T: (612) 596 6000, www.pwc.com/us

ALLIANZ LIFE FINANCIAL SERVICES, LLC

Statement of Financial Condition

December 31, 2021

Assets		
Cash and cash equivalents	$	719,291
Securities owned, at fair value		42,938,448
Receivables from affiliates, net		31,103,327
Prepaid expenses		40,819
Total assets	$	74,801,885
Liabilities and Member's Equity		
Payable to broker-dealers, net	$	31,189,123
Member's equity		43,612,762
Total liabilities and member's equity	$	74,801,885

See accompanying notes to Statement of Financial Condition.

(1) Nature of Business and Summary of Significant Accounting Policies

(a) Organization

Allianz Life Financial Services, LLC (the Company) is a wholly-owned subsidiary of Allianz Life Insurance Company of North America (Allianz Life or Parent). Allianz Life is a wholly-owned subsidiary of Allianz of America, Inc. (AZOA), which is a wholly-owned subsidiary of Allianz Europe, B.V. Allianz Europe, B.V. is a wholly-owned subsidiary of Allianz SE, which is a European company registered in Munich, Germany.

The Company is registered as a broker-dealer under the Securities and Exchange Act of 1934 and operates as a wholesale broker-dealer. It is organized under the laws of Minnesota as a limited liability company. The Company is the distributor of variable annuity products for Allianz Life and Allianz Life Insurance Company of New York (Allianz Life of New York), a wholly-owned subsidiary of Allianz Life. The Company's results of operations may not be indicative of the results that might have been obtained had it operated independently of Allianz Life. The Company does not carry or hold securities for customer accounts.

(b) Summary of Significant Accounting Policies

Basis of Presentation

Statement of Financial Condition has been prepared in accordance with U.S. generally accepted accounting principles (GAAP).

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with GAAP requires management to make certain estimates and assumptions that affect reported amounts of assets and liabilities, including reporting or disclosure of contingent assets and liabilities as of December 31, 2021. Actual results could differ from those estimates. Such changes in estimates are recorded in the period they are determined.

Cash and Cash Equivalents

Cash represent amounts held in depository institutions. Cash equivalents are investments in government money market funds and are carried at fair value.

Securities Owned

Investments recorded by the Company are proprietary securities held as investments for its own account. In accordance with specialized accounting for broker-dealers, investments in these securities are recorded on trade-date and are reported at fair value.

Receivables from Affiliates, Net

Receivables from affiliates, net, include receivables from Allianz Life, Allianz Life of New York, and Allianz Investment Management LLC (AIM) and payables to Allianz Life and Allianz Life of New York. The Company has elected to present these net and evaluate the receivable or payable position of each affiliate separately for the right to setoff. The receivable from Allianz Life and Allianz Life of New York primarily consists of commissions receivable, which are settled after each quarter end. See note 3 for further details on the nature of the transactions included in these agreements.

Prepaid Expenses

Deposits paid to the Financial Industry Regulatory Authority, Inc. for the review of the Company's advertising materials and representative fees are recorded as a prepaid asset and expensed as incurred. At December 31, 2021, $40,819 has been recognized within Prepaid expenses on the Statement of Financial Condition.

Payables to Broker-Dealers, Net

Payable to broker-dealers, net consists of single and trail commission expenses, marketing stipends, and other distribution costs owed to broker-dealers net receivables owed from broker-dealers in relation to canceled policies.

The Company has elected to present these transactions net and evaluates the receivable or payable position for the right to setoff based on the individual agreement of each broker-dealer separately.

Intercompany Agreements

The Company has agreements with Allianz Life and Allianz Life of New York whereby the Company assigns receivables related to 12b-1 fees and investment income earned in exchange for the extinguishment of amounts owed from the Company to Allianz Life and Allianz Life of New York, which represents the reimbursement of expenses. Refer to note 3 for further detail on these agreements.

Federal Income Taxes

The Company is a single-member limited liability company treated as a disregarded entity pursuant to the Internal Revenue Service's "check-the-box" regulations. While the Company is not liable to file any tax returns with the Internal Revenue Service, its attributes are included in the AZOA federal income tax return.

The Company had no unrecognized tax benefits as of January 1, 2021 and December 31, 2021. The Company does not expect any significant changes related to unrecognized tax benefits during the next 12 months.

(2) Fair Value Measurements

The Fair Value Measurement Topic of the Codification establishes a fair value hierarchy that prioritizes the inputs used in the valuation techniques to measure fair value.

Level 1 – Unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date.

Level 2 – Valuations derived from techniques that utilize observable inputs, other than quoted prices included in Level 1, which are observable for the asset or liability either directly or indirectly, such as:

(a) Quoted prices for similar assets or liabilities in active markets.

(b) Quoted prices for identical or similar assets or liabilities in markets that are not active.

(c) Inputs other than quoted prices that are observable.

(d) Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 – Valuations derived from techniques in which the significant inputs are unobservable. Level 3 fair values reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The Company has analyzed the valuation techniques and related inputs, evaluated its assets reported at fair value, and determined an appropriate fair value hierarchy level based upon trading activity and the observability of market inputs. Based on the results of this evaluation and investment class analysis, each financial asset was classified into Level 1, 2, or 3.

The following presents the assets measured at fair value on a recurring basis and their corresponding level in the fair value hierarchy at December 31, 2021:

	Total	Level 1	Level 2	Level 3
Cash equivalents	$ 695,851	695,851	—	—
U.S. treasury	33,355,482	33,355,482	—	—
U.S. government agency	9,582,966	—	9,582,966	—
Total assets accounted for at fair value	$ 43,634,299	34,051,333	9,582,966	—

The Company does not have any Level 3 investments and did not have any in the prior year.

The Company does not have any financial instruments that are not measured at fair value as of December 31, 2021.

The following is a discussion of the methodologies used to determine fair values for the assets listed in the above table. These fair values represent an exit price (i.e., what a buyer in the marketplace would pay for an asset in a current sale).

Valuation of Securities Owned, at Fair Value

Cash equivalents are comprised of investments in government money market funds. The fair value of cash equivalents is based on quoted market prices for identical securities and are included in Level 1.

U.S. Treasury and U.S. Government Agency (which are not backed by the full faith and credit of the U.S. government) are comprised of fixed-maturity securities. The fair value of U.S. Treasury securities is based on quoted market prices for identical securities and are included in Level 1. The fair value of U.S. Government Agency securities is provided by third-party pricing services. U.S. Government Agency securities are included in Level 2 as the third-party pricing services utilize observable market inputs. Management is responsible for establishing and maintaining adequate internal controls to prevent or detect material misstatements related to fair value measurements and disclosures.

Nonrecurring Fair Value Measurements

Occasionally, certain assets are measured at fair value on a nonrecurring basis. At December 31, 2021, there were no assets reported at fair value on a nonrecurring basis.

(3) Transactions with Related Parties

The Company has agreements with Allianz Life and Allianz Life of New York under which Allianz Life and Allianz Life of New York agree to pay commissions and marketing stipends to broker-dealers on behalf of the Company and reimburse the Company for expenses incurred performing services for Allianz Life and Allianz Life of New York. Reimbursable expenses include distribution expenses such as sales, sales support, management, training, accounting and financial, information technology, and compliance services. Through these agreements, the Company assigns its 12b-1 fee revenue to Allianz Life and Allianz Life of New York in exchange for the satisfaction of amounts owed to Allianz Life and Allianz Life of New York. Allianz Life, as the parent of the Company, further agrees to provide sufficient capital to the Company, collect any service fees or distribution fees owed to the Company as a ministerial act, and provide and allocate the expense for personnel, facilities, and equipment to the Company. Lastly, as Allianz Life has provided capital, the Company agrees to assign interest earned on its proprietary securities account to Allianz Life.

At December 31, 2021, the net balance due to Allianz Life and Allianz Life of New York for the cash settlement on the transaction was $85,796 and $0, respectively, and netted by legal entity, within Receivables from affiliates, net on the Statement of Financial Condition.

At December 31, 2021, the Company had receivables of $29,110,707 and $2,078,416 due from Allianz Life and Allianz Life of New York, respectively, for commission revenue and marketing stipend reflected in Receivables from affiliates, net on the Statement of Financial Condition.

The Company is named a participant in the Allianz of America Corporation (AZOAC) Deferred Compensation Plan and AZOAC Severance Allowance Plan. The Company's participation in the AZOAC Deferred Compensation Plan is associated with a nonqualified deferred compensation plan for a defined group of agents employed by Allianz Life who provide services on behalf of the Company. The Company can make discretionary contributions to the nonqualified deferred compensation plan in the form and manner the Company determines reasonable. Discretionary contributions are currently determined based on production. In relation to the Company's participation in the AZOAC Severance Allowance Plan, all employees of Allianz Life who provide services on behalf of the Company and are involuntarily terminated due to job elimination are eligible to receive benefits. Under the same agreements with the Company, Allianz Life has agreed to reimburse the Company for all expenses associated with the Company's participation in both plans. No intercompany payable or receivable existed at December 31, 2021.

The Company maintains an agreement with AIM, a wholly-owned subsidiary of Allianz Life, in which AIM agrees to provide investment management services for the Company's proprietary securities owned. No intercompany payable or receivable existed at December 31, 2021.

(4) Net Capital Requirement

The Company is required to maintain minimum net capital of $2,079,275 as of December 31, 2021. At December 31, 2021, the Company had net capital of $11,355,672, which was $9,276,397 in excess of the minimum required. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was 2.75 : 1 at December 31, 2021.

(5) Contingencies

The Company may be involved in various pending or threatened litigation arising out of the normal course of business. In the opinion of management, the ultimate resolution of such litigation will not have a material adverse effect on the financial position or results of the Company.

The financial services industry, including distribution companies, has been the subject of increasing scrutiny by regulators, legislators, and the media over the past few years. As with other financial services firms, the level of regulatory activity and inquiry concerning the Company's business remains elevated. From time to time, the Company receives requests for information from, and has been subject to examination by, the SEC, the Financial Industry Regulatory Authority, and various other regulatory authorities concerning the Company's business activities and practices. The Company is cooperating with regulators in responding to these requests. In certain instances, these examinations have led to regulatory enforcement referrals, which may have a material adverse effect on the Company. Management assesses whether a loss is probable and if the amount can be reasonably estimated prior to making any accruals.

(6) Subsequent Events

No material subsequent events have occurred since December 31, 2021 through February 15, 2022, the date at which the Statement of Financial Condition was issued, that would require adjustment to the Statement of Financial Condition.

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Report of Independent Accountants

To Management and the Board of Directors of Allianz Life Financial Services, LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below, on the accompanying Certification of Exclusion From Membership (Form SIPC-3) of Allianz Life Financial Services, LLC (the "Company") for the year ended December 31, 2021. Management of Allianz Life Financial Services, LLC is responsible for its Form SIPC-3 and for its compliance with the applicable instructions on Form SIPC-3.

In an agreed-upon procedures engagement, we perform specific procedures that the Company has agreed to and acknowledged to be appropriate for the intended purpose of the engagement and we report on findings based on the procedures performed. Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 for the year ended December 31, 2021, as noted on the accompanying Form SIPC-3. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the Total Revenues amount of $551,226,676 reported in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2021 to the Total Revenues amount of $556,953,127 reported on the Total Revenues line of the Audited Report Form X-17A-5 Part III for the year ended December 31, 2021, noting the following differences of $798,557 of Investment income and $4,927,894 of Other income that were included in the total revenue in the Allianz Life Financial Services LLC's audited financial statements and not listed on the Schedule of Form SIPC-3 Revenues.

2. Compared any amount of Business activities through which revenue was earned reported in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2021 with the supporting schedules and working papers, as follows:

    a. Compared revenue from the sales of variable annuities of $551,153,339, to working papers provided by TJ Woodrow, Principal Financial Analyst, noting no differences.

    b. Compared revenue from the business of insurance of $73,337 to working papers provided by TJ Woodrow, Principal Financial Analyst, noting no differences.

3. Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended

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December 31, 2021 and in the related schedules and working papers obtained in procedure 2, as follows:

a. Recalculated the mathematical accuracy of the Total Revenues amount reflected in the accompanying Schedule of Form SIPC-3 Revenues of $551,226,676 by summing the individual business activities through which revenue was earned, noting no differences
b. Recalculated the mathematical accuracy of the working papers supporting line item sales of variable annuities for the year ended December 31, 2021, noting no differences.
c. Recalculated the mathematical accuracy of the working papers supporting line item sales of insurance commissions and fees for the year ended December 31, 2021, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-3 and on its compliance with the applicable instructions on Form SIPC-3 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Board of Directors of Allianz Life Financial Services, LLC and the Securities Investor Protection Corporation and is not intended to be, and should not be, used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 15, 2022

pwc

Allianz Life Financial Services, LLC

Schedule of Form SIPC-3 Revenues for the year ended December 31, 2021

Amount ($)	Business activities through which revenue was earned
$0	Business conducted outside the United States and its territories and possessions
$0	Distribution of shares of registered open end investment companies or unit investment trusts
$551,153,339	Sale of variable annuities
$73,337	Insurance commissions and fees
$0	Investment advisory services to one of more registered investment companies or insurance company separate accounts
$0	Transactions in securities futures products
$551,226,676	**Total Revenues**